NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Gary M. Brown T 615.664.5330 gary.brown@nelsonmullins.com	150 Fourth Avenue, North | Suite 1100 Nashville, TN 37219-2415 T 615.664.5300 F 615.664.5399 nelsonmullins.com

July 10, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Scott Anderegg

Re:	Collectable Sports Assets LLC

Amendment No. 2 to Offering Circular on Form 1-A

Filed June 10, 2020

File No. 024-11178

Ladies and Gentlemen:

We hereby submit the responses of Collectable Sports Assets, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated June 30, 2020, providing the Staff’s comments with respect to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (the “Offering Statement”) filed on June 10, 2020. Please note that in addition to changes necessary in order to respond to the Staff’s comments, other revisions (that are considered to be not material, such as the addition of another Series/Underlying Asset)) have been made to the Offering Statement.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, capitalized terms used in this letter have the meanings ascribed to them in the Offering Statement.

Amendment No. 2 to Form 1-A

Offering Circular Cover Page, page 1

1.	Please revise to disclose the total number of units you plan to offer as a minimum and maximum amount for each series membership interest

Response: We acknowledge the Staff’s comment and the offering circular has been revised as requested.

2.	Please revise to clarify if there is a limit to the amount either the Asset Manager or Manager may invest in each series. State whether your Manager will purchase interests in the offering in order satisfy the Total Minimum Interests or for any other reason in order to close one or more offerings. State whether there is any limitation upon the amount of Interests the Manager may own, in addition to stating that the Manager may purchase "in excess of 10% of the series."

Response: We acknowledge the Staff’s comment and the offering circular has been revised to indicate that although there is no limit on the amount that the Manager or Asset Manager may invest in any Series, there is no intention to purchase interests in order to satisfy the Total Minimum or for any other reason in order to close one or more offerings. Similar disclosure has been added to the “Use of Proceeds” with respect to each Series.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

U.S. Securities and Exchange Commission

July 10, 2020

Use of Proceeds, page 35

3.	We note that you have revised your offering circular to reflect the Cash Portion of the Asset Cost as a range. Please revise to address the following:

-	Clearly explain how you have arrived at the ranges you have set, given that they vary widely in terms of the overall amount of the range;

Response: We acknowledge the Staff’s comment. The consignment arrangements have been modified to provide a fixed price for the Underlying Asset of each Series, which renders this comment inapplicable.

-	Because the ranges vary in size, disclose to investors how you will utilize excess proceeds should the Cash Portion of the Asset Cost be set at an amount that is significantly less than the maximum amount of the offering;

Response: We acknowledge the Staff’s comment. The consignment arrangements have been modified to provide a fixed price for the Underlying Asset of each Series; however, the disclosure as to each asset and Series has been revised to indicate that excess proceeds will remain with that Series to be used to defray future operating expenses.

-	Clearly state how the parties will determine the amount of the Cash Portion of the Asset Cost within the stated range and by when, as your Consignment Agreement filed as an exhibit does not clearly specify either of these details. If there is a risk that the asset will not be consigned because of a failure to set this amount at a price to which the parties will agree or by a certain date, please revise to disclose as much.

Response: We acknowledge the Staff’s comment. The consignment arrangements have been modified to provide a fixed price for the Underlying Asset of each Series, which renders this comment inapplicable. Disclosure has been added indicating how these prices were determined.

-	Revise your disclosure to clearly state that you will advise investors by post-qualification amendment of the Cash Portion of the Asset Cost and that you will not conduct an initial closing of any offering until this amount has been determined and disclosed.

Response: We acknowledge the Staff’s comment. The consignment arrangements have been modified to provide a fixed price for the Underlying Asset of each Series, which renders this comment inapplicable.

-	Revise your "Use of Proceeds" discussion on page 6 and your various "Series Detail Table(s)" to reflect the revised date of the Consignment Agreement.

Response: We acknowledge the Staff’s comment and the offering circular has been revised as requested.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (615) 664-5330 or Ezra Levine at (914) 372-7337. Otherwise, we would appreciate your advising us that that the Staff is prepared to entertain a request to qualify the Offering Statement.

Very truly yours,

Nelson Mullins Riley & Scarborough LLP

By: /s/ Gary M. Brown

cc:	Jason Epstein

Ezra Levine